650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

November 13, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549

Attention:         Abby Adams
Celeste Murphy
Julie Sherman
Angela Connell

Re:         Kinnate Biopharma Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted November 3, 2020
CIK No. 0001797768

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (“Kinnate” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 12, 2020, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR a revised Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on November 3, 2020), all page references herein correspond to the Revised Registration Statement.

austin      beijing      boston      brussels      hong kong      london       los angeles      new york
palo alto      san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission
November 13, 2020

Amendment No. 2 to Draft Registration Statement on Form S-1 Confidentially Submitted on November 3, 2020
Certain Relationships and Related Party Transactions, page 180

1.
We note your response to comment 1; however, as Item 404 requires disclosure for transactions since the beginning of the company's last fiscal year, including disclosure of the name of the related person and the basis on which the person is a related person, the identity of the beneficial owner or owners of Eshelman Ventures LLC who are related persons are required to be disclosed, unless one of the exceptions in the Instructions to Item 404(a) apply. Please advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 183 and 184 of the Revised Registration Statement to include the requested information for Eshelman Ventures, LLC.

* * * *

Securities and Exchange Commission
November 13, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Nima Farzan, Kinnate Biopharma Inc.
Mark Meltz, Kinnate Biopharma Inc.
Emad Fareed, KPMG LLP
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP